As filed with the Securities and Exchange Commission on June 13, 2001
                                                  Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                           ---------------------------


                         WINTRUST FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

             ILLINOIS                                          36-3873352
  (State or Other Jurisdiction                                (IRS Employer
of Incorporation or Organization)                         Identification Number)

                               727 NORTH BANK LANE
                        LAKE FOREST, ILLINOIS 60045-1951
                                 (847) 615-4096
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                DAVID A. DYKSTRA
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               727 NORTH BANK LANE
                        LAKE FOREST, ILLINOIS 60045-1951
                                 (847) 615-4096
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                The Commission is requested to send copies of all
                               communications to:

      JENNIFER R. EVANS, ESQ.                     FREDERICK W. SCHERRER, ESQ.
    JENNIFER DURHAM KING, ESQ.                     HAROLD R. BURROUGHS, ESQ.
VEDDER, PRICE, KAUFMAN & KAMMHOLZ                       BRYAN CAVE LLP
     222 NORTH LASALLE STREET                    211 NORTH BROADWAY, SUITE 3600
   CHICAGO, ILLINOIS 60601-1003                    ST. LOUIS, MISSOURI 63102
        (312) 609-7500                                  (314) 259-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                         CALCULATION OF REGISTRATION FEE

================================================================================================================================
      Title of Each Class of          Amount to be     Proposed Maximum Offering        Proposed Maximum          Amount of
   Securities to be Registered       Registered(1)         Price Per Share(1)      Aggregate Offering Price(1) Registration Fee
--------------------------------------------------------------------------------------------------------------------------------

Common Stock, without par value*       1,092,500                 $24.12                  $26,351,100                 $6,588
================================= ================== ============================ ========================== ==================

*    Including the preferred share purchase  rights  associated  therewith.
(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based on the average of the high and low sales prices on June 11, 2001, as reported on the Nasdaq National Market, of $24.58 and $23.65, respectively.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED JUNE 13, 2001

950,000 SHARES

WINTRUST FINANCIAL CORPORATION

COMMON STOCK

$        PER SHARE



o    Wintrust Financial Corporation is offering o Our common stock is traded on
     850,000 shares and one selling shareholder   the Nasdaq National Market
     is offering 100,000 shares.                  under the symbol "WTFC."

o    We will not receive any proceeds from the  o The last reported sale price
     sale of common shares by the                 price of our common stock as
     selling shareholder.                         reported on Nasdaq on June 12,
                                                  2001 was $25.00 per share.

                      ------------------------------------

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

THE SHARES OF COMMON STOCK THAT ARE BEING OFFERED ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OR THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENTAL AGENCY.




====================================================================================================================
                                                                          PER SHARE                  TOTAL
                                                                          ---------                  -----


Public offering price............................................         $                          $
Underwriting discount............................................         $                          $
Proceeds to Wintrust.............................................         $                          $
Proceeds to the selling shareholder..............................         $                          $

====================================================================================================================

The underwriters have a 30-day option to purchase up to 142,500 additional shares of common stock from us to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


U.S. BANCORP PIPER JAFFRAY
         STIFEL, NICOLAUS & COMPANY
                    INCORPORATED
                                ADVEST, INC.
                                       HOWE BARNES INVESTMENTS, INC.

                   THE DATE OF THIS PROSPECTUS IS JUNE    , 2001.

                                      [MAP]

                             [Reflects locations of
                       Wintrust's operating subsidiaries]

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----

Summary.......................................................................1
Risk Factors..................................................................9
Use of Proceeds..............................................................13
Price Range of Common Stock and Dividend Policy..............................13
Capitalization...............................................................15
Selling Shareholder..........................................................16
Underwriting.................................................................16
Transfer Agent...............................................................18
Legal Matters................................................................18
Experts......................................................................18
Where You Can Find More Information..........................................18
Documents Incorporated by Reference..........................................19

                  --------------------------------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements include statements relating to:

        o     our goals, intentions and expectations;

        o     our business plans and growth strategies; and

        o     estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in "Risk Factors" beginning on page 9.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

                                     SUMMARY

The items in the following summary are described in more detail later in this prospectus, or incorporated by reference into this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, our consolidated financial statements and the other information that is incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

BUSINESS OF WINTRUST FINANCIAL CORPORATION

We are a bank holding company headquartered in Lake Forest, Illinois, with total assets of approximately $2.2 billion at March 31, 2001. We operate seven community banks, all in affluent suburbs of Chicago, which provide community-oriented, personal and commercial banking services primarily to individuals and small to mid-size businesses through 29 banking facilities. Each of our banks provides a full complement of commercial and consumer loan and deposit products and services. In addition, we provide specialty lending through operating subsidiaries or divisions of certain of our banks. Our specialty lending niches include one of the ten largest, based on management's estimates, commercial insurance premium finance companies in the United States: a company which provides accounts receivable financing and administrative services to the temporary staffing industry; and an indirect auto financing business which purchases loans through Chicago-area dealerships. Finally, through our asset management subsidiary, we provide trust and investment services to customers of our banks.

Each of our banking subsidiaries was founded as a de novo banking organization (which means started new) within the last ten years. We have grown from $1.1 billion in assets at December 31, 1997 to $2.2 billion in assets at March 31, 2001, and our diluted earnings per share have increased at a compound annual growth rate of 27.7% over the last three years. Our historical financial performance has been affected by costs associated with growing market share in deposits and loans, opening new banks and branch facilities, and building an experienced management team. Our recent financial performance generally reflects the improved profitability of our operating subsidiaries as they mature, offset by the costs of opening new banks and branch offices. Our experience has been that it generally takes from 13 to 24 months for new banks to first achieve operational profitability depending on the number and timing of branch facilities added.

The following table provides information regarding each of our banks, their respective markets and profitability at the bank level, which reflects greater profitability at our more mature banks.

                                                                                                 RETURN ON AVERAGE
                                        TOTAL ASSETS        CHICAGO-AREA                          ASSETS FOR THE
                  DATE                AT MARCH 31, 2001      COMMUNITIES           NUMBER       THREE MONTHS ENDED
BANK             OPENED                 (IN THOUSANDS)          SERVED         OF FACILITIES     MARCH 31, 2001(1)
----             ------               -----------------     ------------       -------------     -----------------

Lake Forest      December 1991             $592,327         Lake Forest              5                  1.4%
                                                            Lake Bluff               1
                                                            Highwood                 1

Hinsdale         October 1993               417,709         Hinsdale                 2                  1.3
                                                            Clarendon Hills          1
                                                            Western Springs          1
                                                            Burr Ridge               -

North Shore      September 1994             456,153         Wilmette                 3                  1.1
Community                                                   Kenilworth               -
                                                            Glencoe                  2
                                                            Winnetka                 1
                                                            Skokie                   1
                                                            Northfield               -

Libertyville     October 1995               294,590         Libertyville             3                  0.8
                                                            Mundelein                -
                                                            Vernon Hills             -
                                                            Wauconda                 2

Barrington       December 1996              246,170         Barrington               1                  0.7
                                                            Barrington Hills         -
                                                            Lake Barrington          -
                                                            North Barrington         -
                                                            South Barrington         -
                                                            Inverness                -

Crystal Lake     December 1997              144,531         Crystal Lake             3                  0.4
                                                            McHenry                  1

Northbrook       November 2000               45,507         Northbrook               1                  N/M(2)
                                                            Glenview                 -
                                                            Deerfield                -

_______________________
(1) On an annualized basis, based on average assets.
(2) Not meaningful.

We conduct our specialty lending and trust and investment businesses through three non-bank subsidiaries and divisions of our banks.

Through First Insurance Funding, we originate commercial insurance premium finance loans on a national basis. The loans are originated by First Insurance working through independent medium and large insurance agents and brokers. The insurance premiums we finance are primarily for commercial customers' purchases of liability, property and casualty and other commercial insurance. The majority of these loans are purchased by our banks in order to more fully utilize their lending capacity. These loans generally provide the banks higher yields than alternative investments. Since the second quarter of 1999, we have also been selling some of the loan originations to an unrelated third party with servicing retained. Based on limited industry data available and First Insurance management's experience in the industry, management estimates that First Insurance is one of the ten largest premium finance companies operating in the United States, with loan origination volume of approximately $1.1 billion during 2000.

Our premium finance loans as of March 31, 2001 were $333.8 million, or 20.2% of our net loan portfolio.

Through Tricom, Inc. we provide high-yielding, short-term accounts receivable financing and value-added, outsourced administrative services, such as data processing of payrolls, billing and cash management services to the temporary staffing industry. Tricom's clients, located throughout the United States, provide staffing services to businesses in diversified industries. During 2000, Tricom processed payrolls with associated client billings of approximately $250 million and contributed $9.3 million of revenues to us.

We conduct trust operations through Wintrust Asset Management, a separate subsidiary that began operations on September 30, 1998, to expand our trust services in the communities served by our banks. We employ experienced trust personnel and offer a full range of trust and investment services at Lake Forest Bank, North Shore Community Bank, Hinsdale Bank and Barrington Bank. Prospective trust and investment customers at our other three banks are currently being served on an appointment basis. At March 31, 2001, we had $401.2 million in trust assets under management.

We engage in indirect auto lending through a division of Hinsdale Bank. The indirect automobile loans are secured by new and used automobiles and are generated by a large network of automobile dealers located in the Chicago area with which we have established relationships. We regard substantially all of these loans as prime quality loans. The risk associated with this portfolio is diversified among many individual borrowers. Management continually monitors the dealer relationships and the banks are not dependent on any one dealer as a source of such loans. Like other consumer loans, the indirect auto loans are subject to the banks' stringent credit standards. At March 31, 2001, our indirect auto loans were $191.4 million and comprised approximately 11.6% of our net loan portfolio. Management anticipates that this portfolio will comprise a smaller portion of the net loan portfolio in the future.

OPERATIONAL STRATEGY

Since our first bank was opened in 1991, we have been committed to the same fundamental operational strategy, the key elements of which are:

     o MAINTAINING DECISION-MAKING AUTHORITY LOCALLY WITHIN EACH OF OUR BANKS AND PROVIDING A HIGH LEVEL OF PERSONAL AND PROFESSIONAL SERVICE. Our community banking philosophy is driven by our emphasis on local independence and decision-making authority within each of our banks. While senior management provides expertise to each of our subsidiaries in the areas of capital planning, long-term strategic planning, marketing and advertising, financial management, investment and asset/liability management, and technology, the separate management teams of each of the banks, as well as First Insurance, Wintrust Asset Management and Tricom, have full managerial responsibilities for customer service and the ongoing day-to-day operations of their respective organizations. Our banks enjoy the competitive advantages of being able to tailor products and services to meet the differing needs of the customers that they serve, to quickly make decisions affecting customers, and to participate actively in their communities.

     o EMPLOYING FEWER, BUT HIGHLY QUALIFIED AND PRODUCTIVE INDIVIDUALS AT RELATIVELY HIGH COMPENSATION RATES AND FOCUSING ON LOW NET OVERHEAD RATIOS. Key to our growth and profitability is our management's extensive experience in providing community banking services. Our banks' presidents and chief executive officers were selected not only for their years of banking experience but also for their business development skills and their strong ties to the communities they serve. Our practice of employing fewer, but highly qualified and productive individuals at all levels of the organization is key to maintaining a decentralized management structure. We believe our organizational structure allows us to continue to improve and maintain favorable net overhead ratios as the banks, First Insurance, Wintrust Asset Management and Tricom mature.

     o MARKETING INNOVATIVE DEPOSIT AND LOAN PRODUCTS. Our banks offer local residents highly competitive retail products designed to attract customers and to provide the banks with the opportunity to introduce and cross-sell their full range of personalized banking services. To be more responsive to the needs of consumers in their specific markets, the banks have introduced a variety of innovative deposit and loan products to appeal to the unique needs of different types of bank customers, such as different age groups and other special segments of the target markets. Each of our banks has developed a strong customer base within its communities through the utilization of innovative community-oriented marketing programs. Our banks market their products aggressively through creative newspaper and other advertising, special promotions and frequently sponsored community events. In addition, each of our banks has a large board of directors comprised of influential business persons and prominent individuals within the respective communities who assist the banking officers with business development. We have been successful in growing our deposits at a compound annual growth rate of 25.8% from December 31, 1997 through December 31, 2000. Consequently, substantially all of our deposits are core deposits.

     o PURSUING SPECIALTY LOANS IN A NUMBER OF DIFFERENT EARNING ASSET NICHES. We currently finance loans in several different specialized earning asset niches to more fully utilize our lending capacity, to diversify our loan portfolio, and to enhance the profitability of our banks. In addition to premium finance loans originated by First Insurance, short-term accounts receivables financed by Tricom, and indirect auto loans, we also engage in mortgage warehouse lending, medical and municipal equipment leasing and, more recently, homeowners and condominium association lending. Loans in these specialty lending niches tend to be higher yielding than other commercial and consumer loans in our banks' portfolios.

GROWTH STRATEGY

Key elements of our growth strategy are:

     o INTERNAL GROWTH. Due to our de novo strategy, we believe we have not yet realized the full deposit and asset generation potential in the communities now served by our existing banking facilities. We believe we can leverage our existing infrastructure to support additional business while maintaining a high level of personalized customer service and responsiveness. As consolidation in the financial services industry continues, management expects that more individuals and small businesses will become disenchanted with the perceived lower level of service offered by the larger institutions, providing continuing market share opportunity for Wintrust. With management's focus on balancing further asset growth with earnings growth, our current strategy is to continue to focus on less aggressive deposit pricing at those banks with significant market share and more established customer bases.

     o EXPANDING INTO ATTRACTIVE MARKETS WITH LIMITED LOCAL BANKING COMPETITION. We plan to continue our geographic expansion by leveraging our existing banks and opening new branch facilities in nearby communities where management believes targeted customers would be attracted to a community banking alternative. Consistent with this strategy, we opened a new branch of Libertyville Bank in Wauconda, Illinois, in May 2000; in February 2001, we opened a new branch of Crystal Lake Bank in McHenry, Illinois; and construction has started on Hoffman Estates Community Bank, a branch of Barrington Bank, which is scheduled to open in the latter half of 2001. We also intend to continue the formation of additional de novo banks in attractive markets in and around the Chicago metropolitan area. Our seventh separately chartered de novo bank was opened in November 2000 as Northbrook Bank and Trust Company. In addition, we intend to explore and consider potential acquisitions of other community-oriented financial institutions that are already operating in desirable markets. These banks may be attracted to our commitment to local operational autonomy and may desire to provide their investors the liquidity that could be offered by Wintrust's publicly traded stock.

     o AUGMENTING THE LOAN PORTFOLIO WITH OUR SPECIALTY LENDING NICHES TO ALLOW THE BANKS TO MORE FULLY UTILIZE THEIR LENDING CAPACITY AND ADDING RELATED FINANCIAL SERVICES BUSINESSES TO INCREASE FEE INCOME. Our specialty lending niches enhance the profitability of our community banks by optimizing their earning asset base and allowing them to diversify their loan portfolios. Certain of our related financial services businesses also contribute to higher fee income, such as administrative service fees earned by Tricom for payroll processing. We may pursue acquisitions or development of additional specialty lending businesses engaged in asset generation suitable for bank investment and/or secondary market sales. We may also pursue acquisitions or development of related financial services businesses to augment fee income. Management intends to continue to explore various commercial and consumer finance activities and to seek attractive potential acquisition candidates.

     o GROWTH OF TRUST AND INVESTMENT SERVICES PROVIDED TO SMALL AND MID-SIZED BUSINESSES AND AFFLUENT INDIVIDUALS. With the formation of Wintrust Asset Management, we have begun to market trust and investment services more aggressively to bank customers in an effort to expand our market share and increase our fee income. Management believes Wintrust Asset Management can successfully compete for trust business by targeting newly affluent customers and customers whose trust or investment needs command the personalized attention offered by our service-oriented banks. We may also seek opportunities to expand our trust and investment management business through selective acquisitions.

     o UTILIZING THE INTERNET AS A NEW DISTRIBUTION CHANNEL FOR BOTH EXISTING AND FUTURE BANK PRODUCTS AND SERVICES. In April 2000, we launched new community bank websites and a number of on-line financial services, including on-line banking, bill pay and investment portfolio review. We believe these new websites and their corresponding on-line financial and community services, called .community banking(TM), are among the most robust and sophisticated offered by any community bank. In February 2001, we introduced a series of enhancements to our on-line financial services including 24-hour availability, wireless access and links to key sites.

OFFICE LOCATION

Our principal executive offices are located at 727 North Bank Lane, Lake Forest, Illinois 60045-1951, and our telephone number is (847) 615-4096.


THE OFFERING

Common stock offered:

         By Wintrust Financial Corporation.........................................          850,000 shares
         By selling shareholder....................................................          100,000 shares
                                                                                           ---------

                  Total.........................................................             950,000 shares

Common stock outstanding after the offering.....................................           9,477,361 shares

Offering price..................................................................        $      per share

Use of proceeds.................................................................        We will use the net proceeds to provide
                                                                                        capital to fund continued growth at our
                                                                                        existing banks and other operating
                                                                                        subsidiaries and for general corporate
                                                                                        purposes.  We expect to initially apply a
                                                                                        portion of the net proceeds to reduce
                                                                                        the amount outstanding under our $50.0
                                                                                        million revolving line of credit with an
                                                                                        unaffiliated bank to $25.0 million. At May
                                                                                        31, 2001, approximately $29.3 million of
                                                                                        indebtedness was outstanding under the line.

Nasdaq National Market symbol...................................................        WTFC


SUMMARY CONSOLIDATED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

The summary consolidated financial data presented below as of or for each of the years in the five-year period ended December 31, 2000, are derived from our historical financial statements. Our consolidated financial statements for the two years ended December 31, 2000 have been audited by Ernst & Young LLP, independent auditors, and our consolidated financial statements for the three years ended December 31, 1998 have been audited by KPMG LLP, independent auditors. The summary data presented below as of or for the three-month periods ended March 31, 2001 and 2000, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results as of or for the three-month periods have been included. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the three-month period ended March 31, 2001, are not necessarily indicative of results that may be expected for the entire year ending December 31, 2001.


                                              THREE MONTHS ENDED
                                                   MARCH 31,                            YEARS ENDED DECEMBER 31,
                                             ----------------------  -------------------------------------------------------
                                                2001        2000        2000        1999        1998        199        1996
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------

STATEMENT OF INCOME DATA:
Total interest income ...................... $   41,782  $   32,309  $  148,184  $  109,331  $   87,979  $   65,111  $ 39,037
Total interest expense .....................     24,506      18,441      87,184      61,597      51,215      38,339    24,155
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
   Net interest income .....................     17,276      13,868      61,000      47,734      36,764      26,772    14,882
Provision for possible loan losses .........      1,638       1,141       5,055       3,713       4,297       3,404     1,935
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
   Net interest income after provision for
      possible loan losses .................     15,638      12,727      55,945      44,021      32,467      23,368    12,947
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
Non-interest Income:
   Gain on sale of premium finance
      receivables...........................        942       1,241       3,831       1,033          --          --     3,078
   Fees on mortgage loans sold .............      1,524         483       2,911       3,206       5,569       2,341     1,393
   Trust fees ..............................        450         472       1,971       1,171         788         626       522
   Service charges on deposit accounts .....        547         469       1,936       1,562       1,065         724       468
   Administrative services revenues ........      1,021       1,013       4,402         996          --          --        --
   Securities gains (losses), net ..........        286           3         (40)          5          --         111        18
   Other ...................................      2,080         597       3,295       1,835         653       1,142     2,053
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
      Total non-interest income ............      6,850       4,278      18,306       9,808       8,075       4,944     7,532
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
Non-interest Expense:
   Salaries and employee benefits(1) .......     8,478       6,335      28,119      20,808      18,944      14,204    11,551
   Equipment expense .......................     1,484       1,149       5,101       3,199       2,221       1,713     1,313
   Occupancy expense, net ..................     1,244       1,010       4,252       2,991       2,435       1,896     1,649
   Data processing .........................       830         680       2,837       2,169       1,676       1,337     1,014
   Advertising and marketing ...............       307         249       1,309       1,402       1,612       1,309     1,102
   Professional fees .......................       531         295       1,681       1,203       1,654       1,343       906
   Premium finance defalcation(11)..........        --          --       4,320          --          --          --        --
   Other non-interest expenses(1)(2)........     3,097       2,391      10,184       7,906       7,291       5,452     5,227
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
      Total non-interest expense(1)(2) .....    15,971      12,109      57,803      39,678      35,833      27,254    22,762
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
Income (loss) before taxes and cumulative
   effective of accounting change ..........      6,517       4,896      16,448      14,151       4,709       1,058    (2,283)
Income tax expense (benefit) ...............      2,359       1,774       5,293       4,724      (1,536)     (3,788)   (1,310)
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
Income (loss) before cumulative effect of
   accounting change .......................      4,158       3,122      11,155       9,427       6,245       4,846      (973)
Cumulative effect of change in accounting
   for derivatives, net of tax .............        254          --          --          --          --          --        --
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
   Net income (loss)........................ $    3,904  $    3,122  $   11,155  $    9,427  $    6,245  $    4,846  $   (973)
                                             ==========  ==========  ==========  ==========  ==========  ==========  ========


                                              THREE MONTHS ENDED
                                                   MARCH 31,                            YEARS ENDED DECEMBER 31,
                                             ----------------------  -------------------------------------------------------
                                                2001        2000        2000        1999        1998        199        1996
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
COMMON SHARE DATA:
Earnings per share:
   Basic.................................... $     0.45  $     0.35  $     1.28  $     1.14  $     0.77  $     0.62  $  (0.16)
   Diluted..................................       0.44        0.35        1.25        1.10        0.74        0.60     (0.16)
Cash dividends per common share(3)..........       0.07        0.05        0.10          --          --          --        --
Book value per share........................      12.29       10.83       11.87       10.60        9.23        8.47      6.45
Weighted average common shares
   outstanding:
   Basic....................................      8,615       8,798       8,711       8,249       8,142       7,755     6,134
   Diluted .................................      8,918       9,011       8,941       8,558       8,495       8,086     6,134

SELECTED FINANCIAL CONDITION DATA
   (AT END OF PERIOD):
Total assets ............................... $2,166,630  $1,771,891  $2,102,806  $1,679,382  $1,348,048  $1,053,400  $706,037
Total deposits .............................  1,916,756   1,533,661   1,826,576   1,463,622   1,229,154     917,701   618,029
Total loans ................................  1,655,543   1,307,796   1,558,020   1,278,249     992,062     712,631   492,548
Notes payable ..............................     38,875      14,050      27,575       8,350          --      20,402    22,057
Long term debt - trust preferred securities      51,050      31,050      51,050      31,050      31,050          --        --
Total shareholders' equity .................    105,872      94,835     102,276      92,947      75,205      68,790    42,620

SELECTED FINANCIAL RATIOS AND OTHER DATA:
Performance Ratios:
   Net interest margin(4)(5)(6) ............       3.67%       3.65%       3.66%       3.54%       3.43%       3.41%     2.91%
   Core net interest margin(4)(6)(7) .......       3.94        3.84        3.91        3.75        3.50        3.41      2.91
   Net interest spread(4)(6)(8) ............       3.26        3.31        3.29        3.23        3.00        2.92      2.40
   Non-interest income to average
      assets(4).... ........................       1.32        1.01        0.99        0.66        0.69        0.58      1.34
   Non-interest expense to average
      assets(1)(2)(4)(11)...................       3.07        2.85        3.12        2.65        3.04        3.18      4.05
   Net overhead ratio(1)(2)(4)(9)(11) ......       1.75        1.84        2.13(11)    2.00        2.36        2.60      2.71
   Efficiency ratio(10) ....................       66.4        66.4        66.9        68.6        77.5        86.0      97.7
   Return on average assets(1)(2)(4)(11) ...       0.75        0.73        0.60        0.63        0.53        0.56     (0.17)
   Return on average equity(1)(2)(4)(11) ...      15.39       13.32       11.51       11.58        8.68        7.88     (2.33)
   Average loan-to-average deposit ratio ...       87.1        88.4        87.7        86.6        80.1        80.1      69.8
   Dividend payout ratio(3) ................        8.0         7.1         8.0          --          --          --        --

Asset Quality Ratios:
   Non-performing loans to total loans .....       0.84%       0.56%       0.62%       0.54%       0.55%       0.59%     0.36%
   Allowance for possible loan losses to:
      Total loans ..........................       0.67        0.72        0.67        0.69        0.71        0.72      0.74
      Non-performing loans .................      79.35      128.50      107.75      126.10      129.66      121.64    204.15
   Net charge-offs to average loans(4) .....       0.25        0.17        0.24        0.19        0.28        0.31      0.31
   Non-performing assets to total assets ...       0.64        0.41        0.46        0.41        0.45        0.40      0.25

Other data at end of period:
   Number of banking facilities ............         29          25          28          24          21          17        14

_______________________
(1) In 1998, we recorded a nonrecurring $1.0 million pretax charge related to severance amounts payable to our former chairman and chief executive officer under the terms of his employment contract and related legal expenses.
(2) For the year ended December 31, 1996, we recorded nonrecurring merger-related expenses of $891,000.
(3) We declared our first semi-annual dividend payment in January 2000. Dividend data reflected for the interim periods reflect semi-annual, not quarterly, dividends.
(4)  Certain financial ratios for interim periods have been annualized.
(5)  Net interest income divided by average interest-earning assets.
(6)  Calculated on a tax-equivalent basis.
(7) Core net interest margin excludes the interest expense associated with the trust preferred securities.
(8) Yield earned on average interest-earning assets less rate paid on average interest-bearing liabilities.
(9) Non-interest expense less non-interest income divided by average total assets.
(10) Non-interest expense (excluding non-recurring items) divided by the sum of net interest income on a tax equivalent basis, plus non-interest income (excluding securities gains and losses).
(11) In 2000, we recorded a $4.3 million pretax charge ($2.7 million after tax) related to a fraudulent loan scheme perpetrated against our premium finance subsidiary. Without this charge, our return on average assets would have been 0.74%, our return on average equity would have been 14.20%, and our net overhead ratio would have been 1.90%.

                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus as well as the documents incorporated by reference in this prospectus.

DE NOVO OPERATIONS AND BRANCH OPENINGS IMPACT OUR PROFITABILITY.

Our historical results have been impacted by our strategy of de novo bank formations and branch openings. We have employed this strategy to build an infrastructure that management believes can support additional internal growth in our banks' respective markets. To expand into additional communities in and around Chicago, we may undertake additional de novo bank formations or branch openings. Based on our experience, management believes that it generally takes from 13 to 24 months for new banks to first achieve operational profitability, depending on the number of branch facilities opened, the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. However, it may take longer than expected or than the amount of time we have historically experienced for new banks and/or branch facilities to reach profitability, and there can be no guarantee that these new banks or branches will ever be profitable. Wintrust Asset Management, which we formed on September 30, 1998, and Northbrook Bank and Trust Company, which opened in November 2000, are not yet operating profitably.

Our level of reported net income, return on average equity and return on average assets is impacted by start-up costs associated with our de novo bank and branching operations and expanded trust and investment operations. To the extent we undertake additional branching and de novo bank and business formations, we are likely to continue to experience the effects of higher operating expenses relative to operating income from the new operations. These expenses may be higher than we expect or than our experience has shown.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH STRATEGY.

Although we have historically grown through de novo bank formations and the establishment of new branch offices, our strategic plan also includes potential acquisition of other financial institutions in attractive markets, trust and investment management services companies and specialty lending or related financial services businesses that offer unique earning asset niches or fee income. There can be no assurance that:

     o we will be able to identify attractive markets, locations or opportunities, including attracting the necessary management, to expand in the future, whether through de novo bank formations and the addition of branch facilities or through acquisitions of other community banks, specialty financial services companies or fee-based businesses;

     o potential acquisitions will be available on terms acceptable or favorable to us;

     o we will be able to obtain the required regulatory approvals for any proposed acquisitions; or

     o we will be able to successfully integrate, operate and manage any business that we acquire so as to maintain or increase profitability.

WE DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL; WE RELY HEAVILY ON OUR MANAGEMENT TEAM, AND THE UNEXPECTED LOSS OF KEY MANAGERS MAY ADVERSELY AFFECT OUR OPERATIONS.

Our success to date has been influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services. Our ability to retain executive officers and the current management teams of each of our banks, First Insurance, Tricom and Wintrust Asset Management, will continue to be important to successful implementation of our strategies. It is also critical, as we grow, to be able to attract and retain qualified additional senior and middle management. We do not currently maintain key-man life insurance policies. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

OUR ALLOWANCE FOR LOAN LOSSES MAY PROVE TO BE INSUFFICIENT TO ABSORB POTENTIAL LOSSES IN OUR LOAN PORTFOLIO.

Our allowance for possible loan losses is established in consultation with management of our operating subsidiaries and is maintained at a level considered adequate by management to absorb loan losses that are inherent in the portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and such losses may exceed current estimates. Rapidly growing and de novo bank loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances for our banks is more difficult, and therefore the banks may be more susceptible to changes in estimates, and to losses exceeding estimates, than banks with more seasoned loan portfolios. Although management believes that the allowance for possible loan losses is adequate to absorb losses that may develop in the existing portfolio of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual loan or lease losses in the future.

OUR PREMIUM FINANCE BUSINESS INVOLVES UNIQUE OPERATIONAL RISKS AND COULD EXPOSE US TO SIGNIFICANT LOSSES.

A significant portion of our assets are comprised of insurance premium finance receivables that we generate through First Insurance. These loans, intended to enhance the average yield of earning assets of the banks, involve a different, and possibly higher, level of risk of delinquency or collection than generally associated with loan portfolios of more traditional community banks. First Insurance also faces unique operational and internal control challenges due to the relatively rapid turnover of the premium finance loan portfolio and high volume of new loan originations.

Because we conduct lending in this segment primarily through relationships with a large number of unaffiliated insurance agents and because the borrowers are located nationwide, risk management and general supervisory oversight may be more difficult than in our banks. We may also be more susceptible to third party fraud. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. For example, in the third quarter of 2000, we recorded a one-time $2.7 million (after-tax) charge in connection with a series of fraudulent loan transactions perpetrated against First Insurance by one independent insurance agency located in Florida. Although we have recently enhanced our internal controls systems at First Insurance, we may continue to be exposed to the risk of significant loss in our premium finance business.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

Our earnings are derived from the operations of our subsidiaries, and we are principally dependent on net interest income, calculated as the difference between interest earned on loans and investments and the interest expense paid on deposits and other borrowings. Like other banks and financial institutions, our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Changes in the economic environment may influence the growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. If market interest rates should move contrary to our "gap" position on interest earning assets and interest bearing liabilities, the "gap" will work against us and our net interest income may be negatively affected.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE BANKING INDUSTRY.

The financial services business is highly competitive, and we encounter strong direct competition for deposits, loans and other financial services in all of our market areas. Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, money market funds, finance companies, trust companies, insurers, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or Illinois chartered banks. As a result, such non-bank competitors have advantages over us in providing certain services. In recent years, several major multi-bank holding companies have entered or expanded in the Chicago metropolitan market. Generally, these financial institutions are significantly larger than we are and have greater access to capital and other resources. Our ability to compete effectively in the marketplace is also dependent on our ability to adapt successfully to technological changes within the banking and financial services industries.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE HIGHLY REGULATED ENVIRONMENT IN WHICH WE OPERATE.

We are subject to extensive federal and state legislation, regulation and supervision. Recently enacted, proposed and future legislation and regulations have had, will continue to have or may have a significant impact on the financial services industry. Some of the legislative and regulatory changes may increase our costs of doing business and, as a result, advantage our competitors.

SINCE OUR BUSINESS IS CONCENTRATED IN THE CHICAGO METROPOLITAN AREA, A DOWNTURN IN THE CHICAGO ECONOMY MAY ADVERSELY AFFECT OUR BUSINESS.

Currently, our lending and deposit gathering activities are concentrated primarily in the greater Chicago metropolitan area. Our success depends on the general economic condition of Chicago and its surrounding areas. Although currently the economy in the area is favorable, adverse changes in the economy could reduce our growth rate, impair our ability to collect loans, and generally affect our financial condition and results of operations.

FUTURE SALES OF OUR COMMON STOCK OR OTHER SECURITIES MAY DILUTE THE VALUE OF THE COMMON STOCK.

Our board of directors has the authority, without action or vote of the shareholders, to issue all or part of any authorized but unissued shares of our common stock, including shares authorized but unissued under our stock option plan, shares that employees may purchase at their election pursuant to our Employee Stock Purchase Plan and shares that may be issuable to our directors as compensation for attendance at Board meetings pursuant to our Directors Deferred Fee and Stock Plan. In the future, we may need to issue additional securities, through public or private offerings, in order to raise additional capital to support our growth. Any such issuance will dilute the percentage of ownership interest of shareholders and may dilute the per share book value of the common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK IS LIMITED BY LAW AND CONTRACT.

Our ability to pay dividends on our common stock largely depends on our receipt of dividends from our banks. The amount of dividends that our banks may pay to us is limited by federal and state banking laws and regulations. We or our banks may decide to limit the payment of dividends even when we or they have the legal ability to pay them in order to retain earnings for use in our or our banks' business. We are also prohibited from paying dividends on our common stock if we have not made distributions or required payments on our outstanding trust preferred securities and debt securities.

THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK; YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAY FOR THEM.

The price of our shares of common stock subject to this offering may be greater than the market price for our common stock following the offering. The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for financial services companies and the stock market in general as well as changes in investor perceptions of our company.

Our common stock is traded on the Nasdaq National Market under the symbol "WTFC." The development and maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker. While we are a publicly-traded company, the volume of trading activity in our stock is relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price.

                                 USE OF PROCEEDS

The net proceeds to us from the sale of 850,000 shares of our common stock in
this offering are estimated to be approximately $        million (assuming an
offering price of $         , and no exercise of the over-allotment option)
after deducting underwriting discounts and aggregate expenses payable by us. Such expenses are currently estimated to be approximately $225,000.

We will use the net proceeds of this offering to provide capital to fund continued growth at our existing banks and other operating subsidiaries and for general corporate purposes.

We intend to initially apply a portion of the net proceeds to reduce the amount outstanding under our $50.0 million revolving line of credit with an unaffiliated bank to $25.0 million. At May 31, 2001, approximately $29.3 million of indebtedness was outstanding under the line. We anticipate that we may increase the amount outstanding under the line before the end of the second quarter of 2001 to fund additional capital infusions to our banks. If this additional borrowing occurs, we will pay down the additional debt with the proceeds of the offering.

Borrowings under the revolving line of credit bear interest at a floating rate equal to, at our option, either the lender's prime rate or LIBOR plus 1.25%, which, at May 31, 2001, was 5.31%. The facility matures on February 27, 2004.

Following such repayment, the unused portion of the entire line will remain available and we may use the line for future borrowings from time to time for general corporate purposes, including continued growth, for future branch openings and de novo bank formations, and for future acquisitions.

We will not receive proceeds from the sale of shares sold by the selling shareholder. See "Selling Shareholder."

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq Stock Market under the symbol WTFC. The following table sets forth the high and low sales prices reported on Nasdaq for our common stock for the periods indicated and the dividends paid by us during such periods.


                                              HIGH              LOW            DIVIDEND
                                              ----              ---            --------

2001
----
First Quarter.....................           $19.12            $15.81            $0.07
Second Quarter (through June 12)..            26.43             17.50               --

2000
----
First Quarter.....................           $16.00            $13.38            $0.05
Second Quarter....................            16.25             13.75               --
Third Quarter.....................            17.81             15.25             0.05
Fourth Quarter....................            17.00             15.38               --

1999
----
First Quarter.....................           $20.25            $15.50               --
Second Quarter....................            26.75             17.50               --
Third Quarter.....................            19.12             16.19               --
Fourth Quarter....................            18.19             14.69               --


As of June 5, 2001, there were 1,312 shareholders of record of our common stock.

COMMON STOCK DIVIDEND POLICY

In January 2000, our board of directors approved the payment of our first semi-annual cash dividend on our common stock. We have continued to pay a semi-annual dividend since that time. The final determination of timing, amount and payment of dividends on our common stock is at the discretion of our board of directors and will depend upon our profitability, financial condition, capital requirements and other relevant factors, including the restrictions described below.

The principal source of our income is dividends from our banks. The payment of dividends by the banks is subject to certain restrictions imposed by federal and state banking laws and regulations. During 2000, our banks paid us dividends of $16.0 million. During 1999, the banks paid no dividends and during 1998, Lake Forest Bank paid $8.2 million of dividends to us. De novo banks are prohibited from paying dividends during the first three years of operations. Currently, Northbrook Bank, which began operations in November 2000, is our only bank subject to this dividend restriction; this restriction will be removed in November 2003.

Our ability to pay cash dividends on our common stock is also subject to statutory restrictions and restrictions arising under the terms of our outstanding and any future debt securities and trust preferred securities. The terms of such securities generally restrict payment of dividends on common stock until required payments and distributions are made on those securities and may impose additional restrictions in the future. Under applicable corporate law, we are permitted to pay dividends only to the extent of our shareholders' equity. Federal regulation of bank holding companies may also impose restrictions on the ability of a bank holding company to pay dividends. We do not believe that the terms of our securities, applicable corporate law or applicable banking regulation will materially inhibit our plans to pay cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

The following table sets forth our total indebtedness and capitalization at March 31, 2001, on a historical basis and as adjusted for the offering (assuming no exercise of the underwriters' over-allotment option) as if such sale had been consummated on March 31, 2001. This data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.


                                                                                                MARCH 31, 2001
                                                                                          --------------------------
                                                                                           ACTUAL        AS ADJUSTED
                                                                                          ---------      -----------
                                                                                            (DOLLARS IN THOUSANDS)
INDEBTEDNESS:
Short-term borrowings (including securities sold under agreement to
 repurchase and federal funds purchased)...........................................       $  14,727       $  14,727
Notes payable under revolving credit line with an unaffiliated
 commercial bank(1)................................................................          38,875          25,000
Long-term debt--trust preferred securities.........................................          51,050          51,050
                                                                                          ---------       ---------
    Total indebtedness.............................................................         104,652          90,777
                                                                                          ---------       ---------

SHAREHOLDERS' EQUITY:
Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated Junior Serial Preferred Stock A; no shares
 issued and outstanding............................................................              --              --
Common stock, no par value; 30,000,000 shares authorized; 8,859,276 shares issued and 8,616,976 shares outstanding; 9,466,976 shares to be issued and
 outstanding, as adjusted..........................................................           8,859           9,467
Surplus............................................................................          83,745
Common stock warrants to acquire 155,433 shares(2).................................             100             100
Treasury stock, 242,300 shares at cost.............................................          (3,863)             --
Retained earnings..................................................................          17,137          17,137
Accumulated other comprehensive loss...............................................            (106)           (106)
                                                                                          ---------       ---------
    Total shareholders' equity.....................................................         105,872
                                                                                          ---------       ---------
       Total capitalization........................................................       $ 210,524       $
                                                                                          =========       =========
CAPITAL RATIOS:
Leverage ratio(3)..................................................................             6.2%
Tier 1 capital ratio...............................................................             7.0
Total risk based capital ratio.....................................................             8.4


____________________
(1) We intend to apply a portion of the proceeds of this offering to reduce the amount outstanding under our revolving credit line to $25.0 million. At May 31, 2001, the outstanding balance was $29.3 million, although we may borrow additional amounts prior to the completion of the offering.

(2) The warrants are exercisable at prices ranging from $14.85 to $15.00 per share and expire between December 2002 and November 2005.

(3) The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

                               SELLING SHAREHOLDER

In addition to the 850,000 shares of common stock being offered and sold by us, this prospectus also relates to the offer and sale by the selling shareholder of 100,000 shares of common stock. The selling shareholder is Mr. John Leopold, one of our directors and the president of Tricom. Mr. Leopold received the shares in October 1999 in payment of part of the purchase price of our acquisition of Tricom. Mr. Leopold was the majority shareholder of Tricom prior to the acquisition.

We will pay for the registration of Mr. Leopold's shares, but will not pay for other fees and expenses Mr. Leopold may incur, nor the underwriting discount related to the resale of his shares by the Underwriters.

The following table sets forth information concerning Mr. Leopold, the number of shares to be offered and sold by him and the amount of common stock that will be owned by Mr. Leopold following the offering, based on information furnished by Mr. Leopold to us.


                                                                                                  PERCENTAGE OF
                             OWNERSHIP OF            NUMBER OF            OWNERSHIP OF            COMMON STOCK
        SELLING              COMMON STOCK            SHARES TO            COMMON STOCK             OWNED AFTER
      SHAREHOLDER          PRIOR TO OFFERING         BE OFFERED          AFTER OFFERING             OFFERING
      -----------          -----------------         ----------          --------------           -------------

John Leopold...........          179,430               100,000                79,430                    *

_____________________
*   Less than 1%.

                                  UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.


                                                              NUMBER
UNDERWRITERS                                                 OF SHARES

U.S. Bancorp Piper Jaffray Inc............................
Stifel, Nicolaus & Company, Incorporated..................
Advest, Inc...............................................
Howe Barnes Investments, Inc..............................   ---------
   Total..................................................   =========

The underwriters have advised us and the selling shareholder that they propose
to offer the shares to the public at $   per share. The underwriters propose to
offer the shares to certain dealers at the same price less a concession of not
more than $   per share. The underwriters may allow and the dealers may reallow
a concession of not more than $   per share on sales to certain other brokers
and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 142,500 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth on the front cover of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.


                                                          NO          FULL
                                                       EXERCISE     EXERCISE

Per share............................................   $            $
Total................................................   $            $

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of the directors, executive officers, certain principal shareholders and the selling shareholder have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, for a period of 90 days after the date of this prospectus, without the prior written consent of U.S. Bancorp Piper Jaffray, except in limited circumstances.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling shareholder. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The affect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.


                                 TRANSFER AGENT

The transfer agent for our common stock is Illinois Stock Transfer Company, 209 West Jackson Boulevard, Suite 903, Chicago, Illinois 60606.


                                  LEGAL MATTERS

Certain legal matters relating to the common stock offered by this prospectus, including the validity of the common stock, will be passed upon for us by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri.


                                     EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2000 and 1999, that are incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference in our Annual Report. These consolidated financial statements are incorporated by reference in this prospectus in reliance upon the report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

Our consolidated financial statements as of and for the year ended December 31, 1998, that are incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by KPMG LLP, independent certified public accountants, as stated in their report incorporated by reference in our Annual Report. Those consolidated financial statements are incorporated by reference into this prospectus in reliance upon the report of KPMG LLP and upon the authority of KPMG LLP as experts in auditing and accounting.


                       WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available on our web site at http://www.wintrust.com, and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.


                       DOCUMENTS INCORPORATED BY REFERENCE

We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

     (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on March 30, 2001;

     (2) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001;

     (3) our Current Report on Form 8-K dated January 22, 2001, filed with the SEC on February 14, 2001;

     (4) our Current Report on Form 8-K dated April 20, 2001, filed with the SEC on May 16, 2001; and

     (5) the descriptions of (a) our Common Stock contained in our Registration Statement on Form 8-A dated January 3, 1997, and (b) the associated preferred share purchase rights contained in our Registration Statement on Form 8-A dated August 28, 1998.

We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the shares offered by this prospectus are sold.

You may request, and we will provide, a copy of these filings at no cost by contacting David A. Dykstra, our Chief Financial Officer, at the following address and phone number: Wintrust Financial Corporation, 727 North Bank Lane, Lake Forest, Illinois 60045-1951, (847) 615-4096.

                                 950,000 SHARES


                         WINTRUST FINANCIAL CORPORATION


                                  COMMON STOCK









                      ------------------------------------
                                   PROSPECTUS
                      ------------------------------------






                           U.S. BANCORP PIPER JAFFRAY

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                                  ADVEST, INC.

                          HOWE BARNES INVESTMENTS, INC.


                                 JUNE   , 2001

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered. All of such expenses will be paid by Wintrust. All of the amounts shown are estimates, except for the SEC registration fee:


SEC registration fee...............................                 $  6,588
NASD filing fee....................................                    3,135
Legal fees and expenses............................                  100,000
Accounting fees and expenses.......................                   40,000
Printing and mailing expenses......................                   60,000
Registrar and transfer agent fees..................                    5,000
Blue sky fees and expenses.........................                    2,500
Miscellaneous......................................                    7,777
                                                                    ---------
    Total..........................................                 $225,000
                                                                    =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Wintrust pursuant to the following provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In accordance with the Illinois Business Corporation Act (being Chapter 805, Act 5 of the Illinois Compiled Statutes), Articles Eight and Nine of the Registrant's Certificate of Incorporation provide as follows:

ARTICLE EIGHT: No director of the corporation shall be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except for liability (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or that involve intentional misconduct of a knowing violation of law,
(c) under Section 8.65 of the BCA, as the same exists or hereafter may be amended, or (d) for any transaction from which the director derived an improper personal benefit.

ARTICLE NINE, PARAGRAPH 1: The corporation shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The corporation may indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The words "liabilities" and "expenses" shall include, without limitation: liabilities, losses, damages, judgments, fines, penalties, amounts paid in settlement, expenses, attorneys' fees and costs. Expenses incurred in defending a civil, criminal, administrative, investigative or other action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding in accordance with the provisions of Section 8.75 of the BCA.

The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which any person indemnified may be entitled under any statute, by-law, agreement, vote of shareholders, or disinterested directors or otherwise, both as to action in his official capacity and as to action in any other capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

PARAGRAPH 2: The corporation may purchase and maintain insurance on behalf of any person referred to in the preceding paragraph against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Article or otherwise.

PARAGRAPH 3: For purposes of this Article, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

PARAGRAPH 4: The provisions of this Article shall be deemed to be a contract between the corporation and each director or officer who serves in any such capacity at any time while this Article and the relevant provisions of the BCA, or other applicable law, if any, are in effect, and any repeal or modification of any such law or of this Article shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

PARAGRAPH 5: For purposes of this Article, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the corporation.

The Illinois Business Corporation Act provides for indemnification of officers, directors, employees and agents as follows:

         5/8.75 INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND
AGENTS; INSURANCE. (a) A corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his or her conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, provided that no indemnification shall be made with respect to any claim, issue, or matter as to which such person, has been adjudged to have been liable to the corporation, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsections (a) or (b). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

     (e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized in this Section.

     (f) The indemnification and advancement of expenses provided by or granted under the other subsections of this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

     (g) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this Section.

     (h) If a corporation indemnifies or advances expenses to a director or officer under subsection (b) of this Section, the corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next shareholders meeting.

     (i) For purposes of this Section, references to "the corporation" shall include, in addition to the surviving corporation, any merging corporation (including any corporation having merged with a merging corporation) absorbed in a merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, and employees or agents, so that any person who was a director, officer, employee or agent of such merging corporation, or was serving at the request of such merging corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the surviving corporation as such person would have with respect to such merging corporation if its separate existence had continued.

     (j) For purposes of this Section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he or she reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interest of the corporation" as referred to in this Section.

     (k) The indemnification and advancement of expenses provided by or granted under this Section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person. (Last amended by P.A. 91-464, L. '99, eff. 1-1-00.)

Wintrust has purchased $20 million of insurance policies which insure Wintrust's directors and officers against liability which they may incur as a result of actions taken in such capacities. In addition, Wintrust maintains fiduciary liability coverage up to a $2 million limit and trust errors and omissions coverage up to a limit of $15 million.

ITEM 16.  EXHIBITS


* 1.1    Form of Underwriting Agreement.
  4.1 Amended and Restated Articles of Incorporation of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.1 of the Company's Form S-1 Registration Statement (No. 333-18699) filed with the Securities and Exchange Commission on December 24, 1996).
  4.2 Statement of Resolution Establishing Series of Junior Serial Preferred Stock A of Wintrust Financial Corporation (incorporated by reference to
         Exhibit 3.2 of the Company's Form 10-K for the year ended December 31,
         1998).
  4.3 Amended By-laws of Wintrust Financial Corporation (incorporated by reference to Exhibit 3(i) of the Company's Form 10-Q for the quarter ended June 30, 1998).
  4.4 Rights Agreement between Wintrust Financial Corporation and Illinois Stock Transfer Company, as Rights Agent, dated July 28, 1998 (incorporated by reference to Exhibit 4.1 of the Company's Form 8-A Registration Statement (No. 000-21923) filed with the Securities and Exchange Commission on August 28, 1998).
* 5.1    Opinion of Vedder, Price, Kaufman & Kammholz re:  legality.
*23.1    Consent of Ernst & Young LLP.
*23.2    Consent of KPMG LLP.
 23.3    Consent of Vedder, Price, Kaufman & Kammholz (included in opinion filed as Exhibit 5.1).
 24.1    Power of Attorney (included on signature page of registration statement).
*99.1 Sixth Amendment to Loan Agreement between Wintrust Financial Corporation and LaSalle Bank National Association, dated as of
         June 1, 2001.
_______________________
*    filed herewith.

ITEM 17.  UNDERTAKINGS

     (a) We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of Illinois, on this 12th day of June, 2001.

                                WINTRUST FINANCIAL CORPORATION


                                By:  /s/ EDWARD J. WEHMER
                                     -------------------------------------------
                                         Edward J. Wehmer
                                         President and Chief Executive Officer

We, the undersigned directors of Wintrust Financial Corporation, and each of us, do hereby constitute and appoint each and any of John S. Lillard, Edward J. Wehmer and David A. Dykstra our true and lawful attorney and agent, with full power of substitution and resubstitution, to do any and all acts and things in our name and behalf in any and all capacities and to execute any and all instruments for us in our names in any and all capacities, which attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and any other registration statements related to the offering that is the subject of this registration statement filed pursuant to Rule 462; and we do hereby ratify and confirm all that said attorney and agent, or his substitute, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 12th day of June, 2001 in the capacities indicated.


                      SIGNATURE                            TITLE
                      ---------                            -----

        /s/ EDWARD J. WEHMER                    President and Chief Executive
--------------------------------------------        Officer and Director
            Edward J. Wehmer

        /s/ DAVID A. DYKSTRA                       Executive Vice President
--------------------------------------------      and Chief Financial Officer
            David A. Dykstra

        /s/ BARBARA A. KILIAN                       Senior Vice President
--------------------------------------------    (Principal Accounting Officer)
            Barbara A. Kilian

        /s/ JOHN S. LILLARD                         Chairman and Director
--------------------------------------------
            John S. Lillard

        /s/ JOSEPH ALAIMO                                 Director
--------------------------------------------
            Joseph Alaimo

                      SIGNATURE                            TITLE
                      ---------                            -----

        /s/ PETER D. CRIST                                Director
--------------------------------------------
            Peter D. Crist

                                                          Director
--------------------------------------------
            Bruce K. Crowther

                                                          Director
--------------------------------------------
            Bert A. Getz, Jr.

        /s/ WILLIAM C. GRAFT                              Director
--------------------------------------------
            William C. Graft

        /s/ KATHLEEN R. HORNE                             Director
--------------------------------------------
            Kathleen R. Horne

         /s/ JOHN W. LEOPOLD                              Director
--------------------------------------------
             John W. Leopold

        /s/ JAMES B. MCCARTHY                             Director
--------------------------------------------
            James B. McCarthy

        /s/ MARGUERITE SAVARD MCKENNA                     Director
--------------------------------------------
            Marguerite Savard McKenna

                                                          Director
--------------------------------------------
            Albin F. Moschner

                                                          Director
--------------------------------------------
            Dorothy M. Mueller

                                                          Director
--------------------------------------------
            Thomas J. Neis

        /s/ CHRISTOPHER J. PERRY                          Director
--------------------------------------------
            Christopher J. Perry

        /s/ HOLLIS W. RADEMACHER                          Director
--------------------------------------------
            Hollis W. Rademacher

                      SIGNATURE                            TITLE
                      ---------                            -----

                                                          Director
--------------------------------------------
            J. Christopher Reyes

        /s/ PETER RUSIN                                   Director
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            Peter Rusin

        /s/ JOHN N. SCHAPER                               Director
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            John N. Schaper

        /s/ JOHN J. SCHORNACK                             Director
--------------------------------------------
            John J. Schornack

        /s/ INGRID S. STAFFORD                            Director
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            Ingrid S. Stafford

        /s/ KATHARINE V. SYLVESTER                        Director
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            Katharine V. Sylvester

                                                          Director
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            Larry Wright

                                  EXHIBIT LIST



* 1.1    Form of Underwriting Agreement.
  4.1 Amended and Restated Articles of Incorporation of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.1 of the Company's Form S-1 Registration Statement (No. 333-18699) filed with the Securities and Exchange Commission on December 24, 1996).
  4.2 Statement of Resolution Establishing Series of Junior Serial Preferred Stock A of Wintrust Financial Corporation (incorporated by reference to
         Exhibit 3.2 of the Company's Form 10-K for the year ended December 31,
         1998).
  4.3 Amended By-laws of Wintrust Financial Corporation (incorporated by reference to Exhibit 3(i) of the Company's Form 10-Q for the quarter ended June 30, 1998).
  4.4 Rights Agreement between Wintrust Financial Corporation and Illinois Stock Transfer Company, as Rights Agent, dated July 28, 1998 (incorporated by reference to Exhibit 4.1 of the Company's Form 8-A Registration Statement (No. 000-21923) filed with the Securities and Exchange Commission on August 28, 1998).
* 5.1    Opinion of Vedder, Price, Kaufman & Kammholz re:  legality.
*23.1    Consent of Ernst & Young LLP.
*23.2    Consent of KPMG LLP.
 23.3 Consent of Vedder, Price, Kaufman & Kammholz (included in opinion filed as Exhibit 5.1).
 24.1 Power of Attorney (included on signature page of registration statement).
*99.1 Sixth Amendment to Loan Agreement between Wintrust Financial Corporation and LaSalle Bank National Association, dated as of
         June 1, 2001.

_______________________
*    filed herewith.